SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)



                           SUPERIOR FINANCIAL CORP.
------------------------------------------------------------------------------
                               (Name of Issuer)
                    Common Stock, $0.01 par value per share
------------------------------------------------------------------------------
                          (Title of Class Securities)
                                   868161100
------------------------------------------------------------------------------
                                (CUSIP Number)
                               December 31, 2000
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         |X|  Rule 13d-1 (b)
         | |  Rule 13d-1 (c)
         | |  Rule 13d-1 (d)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------- --------------------------------------------- ------------------------------------

CUSIP No.   868161100                                               13G                                  Page 2 of 6 Pages
----------------------------------------------- --------------------------------------------- ------------------------------------

----------- --------------------------------------------------------------------------------------- ------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Keefe, Bruyette & Woods, Inc.
            IRS # 13-1964616

----------- --------------------------------------------------------------------------------------- ------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) | |

                                                                                                    (b) | |
----------- --------------------------------------------------------------------------------------- ------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------- ------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION      New York

----------- --------------------------------------------------------------------------------------- ------------------------------
       NUMBER OF          5        SOLE VOTING POWER
         SHARES                    995
                          -------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY        6        SHARED VOTING POWER
        OWNED BY                   552,083
                          -------- -----------------------------------------------------------------------------------------------
          EACH            7        SOLE DISPOSITIVE POWER
       REPORTING                   995
                          -------- -----------------------------------------------------------------------------------------------
         PERSON           8        SHARED DISPOSITIVE POWER
          WITH                     552,083
------------------------- -------- -----------------------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            553,078
----------- ----------------------------------------------------------------------------------------------------------- ----------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                       | |


----------- ----------------------------------------------------------------------------------------------------------- ----------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.1%
----------- ----------------------------------------------------------------------------------------------------------- ----------
12          TYPE OF REPORTING PERSON*
            BD, CO

----------- ----------------------------------------------------------------------------------------------------------- ----------


                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).    Name of Issuer:

              Superior Financial Corp.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Superior Financial Corp.
              16101 LaGrande Drive
              Suite 103
              Little Rock, Arkansas  72223

Item 2(a).    Name of Person Filing:

              This Schedule 13G is filed on behalf of Keefe, Bruyette & Woods, Inc. ("KBW" or "Reporting Person").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              Keefe, Bruyette & Woods, Inc.
              2 World Trade Center
              89th Floor
              New York, New York  10048

Item 2(c).    Citizenship:

              KBW is organized under the laws of the State of New York.

Item 2(d).    Title of Class of Securities:

              Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).    CUSIP Number:

              868161100

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Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a)  |X|Broker or Dealer registered under Section 15 of the Exchange Act.
     (b)  | |Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c)  | |Insurance Company as defined in Section 3(a)(19) of the Exchange
          Act.
     (d) | |Investment Company registered under Section 8 of the Investment Company Act.
     (e)  | |An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
     (f) | |An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g) | |A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h) | |A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) | |A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j)  | |Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. | |

Item 4.  Ownership.

(a)      Amount Beneficially Owned:

          KBW directly beneficially owns: (i) 552,083 Share held in its proprietary investment account(s); and (ii) 995 Shares held in its market making account. All of the 552,083 Shares held in KBW's proprietary investment account(s) were acquired by KBW prior to the time the Shares were registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          KBW's Chairman, Joseph J. Berry ("Berry"), has the ability to exercise voting and investment discretion over the Shares held in KBW's proprietary investment account(s). Accordingly, KBW and Berry may be deemed to share voting and investment power over the Shares held in KBW's proprietary investment account(s).

(b)  Percent of Class:

            See Item 11 of cover page.

(c)  Number of shares as to which such person has:

     (i)    Sole power to vote or to direct the vote

            See Item 5 of cover page.

     (ii)   Shared power to vote or to direct the vote

            See Item 6 of cover page.

     (iii)  Sole power to dispose or to direct the disposition of

            See Item 7 of cover page.

     (iv)   Shared power to dispose or to direct the disposition of


            See Item 8 of cover page.


Item 5.  Ownership of Five Percent or Less of a Class.


            Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.  Notice of Dissolution of Group.

            Not Applicable.

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired are not held in connection with or as a participant in any transaction having that purpose or effect.







                           [signature page follows]




                                 Pagt 5 of 6

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

                                   Keefe, Bruyette & Woods, Inc.


                                   /s/ Mitchell B. Kleinman
                                   -------------------------------------------
                                   Name: Mitchell B. Kleinman
                                   Title: Senior Vice President and General
                                            Counsel



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